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M.C. Seward · 3rd
Board Certified Veterinary Radiologist
Sarasota, Florida · 361 connections · Contact info

Antech Imaging Services

 Virginia Tech

Experience

Staff Radiologist
Antech Imaging Services
Dec 2018 – Present · 1 yr 1 mo
Teleradiology



Radiology Resident
Virginia-Maryland College of Veterinary Medicine
Jul 2014 – Jul 2018 · 4 yrs 1 mo
Blacksburg, VA

Radiology Residency and Master's Program

Relief Veterinarian
Fort Collins Veterinary Emergency and Rehabilitation Hospital
Feb 2014 – Jun 2014 · 5 mos

Small Animal Emergency Practice

Private practice
5 yrs 1 mo



Associate Veterinarian
Nov 2009 – Jun 2014 · 4 yrs 8 mos
Fort Collins, Colorado Area

Small Animal/Exotics Practice



Associate Veterinarian
Jun 2009 – Mar 2011 · 1 yr 10 mos
Westminster, CO

Small Animal Practice

Fellow, Equine Medicine
Hagyard Equine Medical Institute
Jan 2009 – Jun 2009 · 6 mos
Lexington, Kentucky Area

Six Month Equine Medicine Internship

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Education

Virginia Tech
Master of Science - MS, Biomedical Sciences
2014 – 2018

Ross University School of Veterinary Medicine
Doctor of Veterinary Medicine, Veterinary Medicine
2005 – 2008

Colorado State University
Certificate of Completion, Clinical Training
2007 – 2008

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Licenses & Certifications

Board Certification, Diplomate ACVR
American College of Veterinary Radiology (ACVR)
Issued Dec 2018 · No Expiration Date

Educational Commission for Foreign Veterinary Graduates
American Veterinary Medical Association
Issued Apr 2011 · No Expiration Date

Program for the Assessment of Veterinary Education Equivalence
American Association of Veterinary State Boards
Issued Oct 2008 · No Expiration Date

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Skills & Endorsements

Veterinary · 21

Endorsed by **Doug Thal, who is highly skilled at** this    Endorsed by **2 of M.C.'s colleagues at American Quarter Horse Association**

Horses · 16

Endorsed by **Doug Thal, who is highly skilled at** this    Endorsed by **3 of M.C.'s colleagues at American Quarter Horse Association**

Veterinary Medicine · 15

Endorsed by **Doug Thal, who is highly skilled at** this    Endorsed by **2 of M.C.'s colleagues at American Quarter Horse Association**

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